

PennEngineering®

2001 Annual Report


PITTMAN


49
PITTMAN
3442S004-R2
38.2 VDC
40 - 500

Fasteners

PEM® Fastening Systems develops and manufactures PEM self-clinching and broaching fasteners and SI® inserts for plastics. The PEMSERTER® Products Division manufactures and sells automatic and manual precision fastener-installation presses and the StickScrew® System for small-screw insertion.

PEM®

Atlas Engineering® manufactures SpinTite™ and MaxTite™ blind threaded rivet nuts and installation tools.

Atlas Engineering

Motors

Pittman designs and manufactures brush-commutated and brushless dc servomotors and gearmotors. Brand-name motor products include the LO-COG® series of brush-commutated dc motors and gearmotors and the ELCOM® series of brushless dc motors and gearmotors utilizing slotted and slotless design technology.

PITTMAN®

Distribution

Arconix Group operates facilities in the United States, United Kingdom, Singapore, and Mexico and is a global distributor of fastener and electronic-hardware products. The business unit offers comprehensive logistical and inventory management services within their respective domestic territories.

Arconix GROUP

Financial Highlights

	2001	2000	1999	1998	1997
Net Sales	**$188,178**	$264,563	$198,074	$179,687	$167,702
Gross Profit	**58,758**	93,463	62,553	55,219	52,328
Operating Income	**13,282**	41,563	24,760	22,419	21,688
Income Taxes	**3,063**	13,175	8,610	7,620	8,425
Net Income	**9,280**	27,464	17,090	16,580	14,501
Capital Expenditures	**13,083**	13,174	11,453	8,315	19,234
Depreciation and Amortization	**11,710**	10,518	8,901	8,064	6,570
Total Assets	**228,826**	209,996	201,544	164,168	150,992
Stockholders' Equity	**180,426**	176,288	152,880	142,052	128,919
Working Capital	**80,545**	78,536	74,490	73,657	60,411

PennEngineering– Lines of Business

(Based on Sales)

Fasteners 63%

Motors 18%

Distribution 19%



To Our Stockholders

The year 2001 was marked by unprecedented challenges which impacted the global marketplace and confronted our major customers in ways few could have imagined. While our Company is by no means immune to the events and economic forces that alter the business landscape, we believe that PennEngineering is well-positioned to resume our path of growth and success.

Our overall performance for the year in terms of sales, earnings, and earnings per share was influenced by the economic downturn and tragic events worldwide. Nevertheless, our Company operated from a position of financial strength and vitality, possessing a strong balance sheet, and an ability throughout 2001 to disburse dividends regularly and without interruption to our stockholders.

For the year our Company's net income was $9.3 million compared with $27.5 million in 2000. Consolidated sales were $188.2 million compared with $264.6 million in 2000. Earnings per share in 2001 were $0.53 per diluted share compared with $1.58 per diluted share in 2000.

Fastener Operations operating income, including Arconix Group and Atlas Engineering, Inc. was $12.2 million compared with $36.2 million a year ago, and sales were $154.1 million compared with $221.3 million in 2000. Motor Operations reported operating income of $1.1 million compared with $5.4 million a year ago, and sales of $34.0 million compared with $43.2 million in 2000.

Our response to meeting the many challenges throughout the year was decisive and rooted in a proactive business strategy. We learned many lessons during 2001 and took appropriate actions to serve our Company and our customers more effectively and efficiently, now and in the future. The Company implemented cost reduction measures during the latter half of 2001 that included the closing of its Sulfolk, Virginia manufacturing facility and a workforce reduction.

In addition, our Company advanced by bolstering our own operations around the world; building and reinforcing new and existing customer relationships; investing in research and development; pioneering innovative products; creating alternative manufacturing methods to remain the market leader while improving product quality; aggressively marketing our products and expertise; and evolving as a "solutioneering" problem-solver and resource for all of our customers in the diversified industries we serve. And equally important, we continue to reaffirm our core competencies, which represent the key building blocks for our future.

We continue to scrutinize the operations and the capabilities of each of our business units (Fasteners, Motors, and Distribution) and to realize newfound economies that we believe will contribute to future growth and profits. The net result is that PennEngineering continues to maintain its financial stability and leadership position, despite an "ever-changing" marketplace.

Our standing as a thriving industry presence was recognized in 2001 by Forbes, which once again listed our Company among the "200 Best Small Companies in America." This prestigious financial magazine's exclusive rankings were based on a rigorous and objective analysis of companies' profitability, growth in sales and earnings, and return on equity. Inclusion in this listing bolstered our belief that we are on the right course and our foundation is sound.

Highlights of the year were notable from all of our business units, each of which proved nimble and innovative, despite constant economic pressures. PEM Fastening Systems introduced several new self-clinching fastener products and our PEMSERTER Products Division launched an all-new "mid-range" automatic fastener-installation press during the year as we renewed our commitment to a "systems selling approach." In this way, PEM Fastening Systems is uniquely positioned to serve as a unified source for quality fasteners and the precision machines to install them.

Atlas Engineering, acquired in 2000, introduced several new products in 2001, and relocated to a modern 75,000-square-foot manufacturing facility in Kent, Ohio. The move followed an increased demand for Atlas's blind threaded rivet products and related installation tools. This new location provides expanded manufacturing floor space and improved facilities for application engineering, technical support, product demonstration, and customer training.

As a customized dc motor designer and manufacturer, Pittman advanced a tradition of introducing a variety of product innovations in 2001. These included miniature motors with internal circuit boards serving as platforms for surface-mount motor controls to save space and enhance performance. Pittman further expanded and solidified its worldwide network of authorized distributors and engineering representatives to ensure that its products and expertise are both accessible and available.

Arconix Group, a global distributor of fastener and electronic-hardware products, added a variety of high quality product lines to its roster in 2001. Arconix also further developed and refined its comprehensive logistical and inventory management services to address the growing needs of its customers.

Our most recent acquisition, Precision Steel Holdings Limited of Galway, Ireland, acquired in February 2001, is performing beyond expectations. In addition to increasing the Company's manufacturing capacity, this location enables us to serve our growing European customer base, while reducing our exposure to currency fluctuations and costs associated with transportation and duty.



Martin Bidart and Kenneth A. Swanstrom

We would like to take this opportunity to welcome John J. Sickler as a newly elected member of the Board of Directors of PennEngineering. Mr. Sickler is Vice Chairman of Teleflex Incorporated, where he has served the diversified manufacturer in various management positions for more than 28 years. In view of his experience, we look forward to Mr. Sickler's participation on our Board.

We continue our efforts toward diversifying our businesses and are in the process of identifying and evaluating opportunities that could serve to extend and expand our presence and product offerings both domestically and globally.

In 2002, PennEngineering is celebrating a significant business milestone as we enter our 60th continuous year, which could not have been reached without the contributions of every member of our Company family. Our employees provide brand-name products and services recognized for their quality and reputation around the world. You, our stockholders, provide the investment to secure our success.

For this performance, faith, trust, and support we express our heartfelt appreciation and our commitment to meeting and exceeding the expectations of everyone associated with our Company.

Kenneth A. Swanstrom
Chairman and CEO

Martin Bidart
President and COO



Fasteners

Self-clinching fasteners for metal | Panel access hardware
Broaching fasteners for PC boards | Inserts for plastics
Small-screw installation systems | Blind threaded inserts
Automated installation equipment

From the original PEM® self-clinching fastener invented in 1942 our product line has expanded to include dozens of types of fasteners in thousands of variations. All of our self-clinching fasteners are designed to provide strong threads in thin metal sheets, and our broaching fasteners similarly provide permanent threads in PC board applications.

Today, "PEM" stands as one of the most recognized fastener industry brands in the world and projects quality and technological leadership in design and product innovation.

Our leadership position continues to be reinforced by our ongoing commitment to new product research and development, which was evidenced once again in 2001 with the introduction of a wide range of new PEM fastening products. These included variations and extensions of our successful line of metal/plastic panel fastener assemblies and a specially designed line of TY-D™ cable-tie hardware to provide secure attachment points for mounting wires to electronic chassis or enclosures.

Applications for our self-clinching and broaching fastener products continue to emerge and grow in key industries, including telecommunications, computers, medical, automotive, aerospace, and wherever customers seek to realize economies and design benefits from hardware utilized for assembly.

Our line of SI® inserts solves the challenges associated with attaching components to plastic. These ultrasonic, molded-in, and press-in inserts provide strong metal threads in plastic materials used in the assembly of medical devices, environmental enclosures, wireless devices, and portable products. They have become a fastening product of choice, in part because they allow components to be disassembled easily for repairs or upgrades.

The PEMSERTER® Products Division in 2001 reinforced its well-earned position as an industry leader in fastener-installation equipment and tooling. The division launched a "mid-range" automated press to complement its comprehensive line of manual and fully automatic equipment; an aggressive "upgrade" program for customers to optimize performance of their manual presses; and new die-feed tooling engineered to eliminate time-consuming secondary operations and improve productivity.

In addition, optional "robotics" for the StickScrew® System were developed and two new StickShooter® drivers were introduced to enable users to install any size of screw quickly and easily using only one tool.

The year for Atlas Engineering® was marked by an exciting relocation to a modern, larger facility, increasing demand for existing products, and virtually immediate interest in others as they were brought to market. New products included SpinTite™ half-hex and MaxTite™ full-hex blind rivet nuts to resist high torque forces, and specialized tools for installing all Atlas products.

The net result of all these actions in 2001 was to successfully position the Fastener segment of our business for sustained growth in the years ahead in more industries and in a greater number of applications than ever before. ☐

















Motors

Customized Brush-commutated dc motors
Brushless dc motors | Gearmotors
Drive electronics




PITTMAN
PITTMAN









Customers with applications for high-performance dc motors in the semiconductor, medical, computer, data storage, and appliance industries repeatedly turn to Pittman for comprehensive product offerings, customization capabilities, and technical expertise that can satisfy their most demanding requirements.

Quality and service have resonated with the name "Pittman" since the company was founded in 1934. In 2001, Pittman was able to enhance its reputation with a timely response to challenging marketplace needs.

As examples, Pittman customers can realize more power in smaller packages consistent with strides in miniaturization; add new motor components in new ways for improved motor performance and extended life; and tap new and improved materials to promote motor quality and output.

Few dc motors are "off-the-shelf," because virtually every application requires superior design and performance criteria to be accommodated. This virtually universal need has elevated Pittman to a sustained leadership position, due to superior product design and customization experience.

All Pittman LO-COG® and ELCOM® motor products feature a cost-effective and highly adaptable modular construction designed to facilitate customization to suit individual application requirements. Customer-specified components can include encoders, gearheads, brakes, cables, modified shafts, RFI suppression, and special configurations.

As an ISO 9001-certified company, Pittman further offers the quality, manufacturing flexibility, and customer-oriented delivery systems that can help "Power Your Ideas" with innovative and timely motor solutions.

In 2001, some of our newest customers shared comments about their first-time experience with us, and the news was good both for our current business and for the future.

One reported: "We pushed the Pittman motors to the limit and their performance (continuous output torque) exceeded our expectations."

A second added: "We've found that the quality and performance inherent in Pittman products add value to our product line."

A third noted: "The selection process for a gearmotor supplier began with our requesting price quotes from virtually every manufacturer, and none could compete with the Pittman product or price."

Such real-world customer testimonials offer clear insights into our reputation and our performance in a highly competitive marketplace. ☐

Distribution

Distribution | Logistics management
Vendor managed inventory for fastener and electronic-hardware products



The global marketplace requires global distribution capabilities which, in turn, can yield far-reaching business opportunities. Arconix Group has advanced our position.

Arconix Group is a global organization offering a single source of supply for entire families of fastening and electronic-hardware products. Arconix further offers a range of logistical and on-site inventory management services, including our Vendor Managed Inventory (VMI) program.

These programs and services, further enhanced in 2001, have served to distinguish Arconix Group from competing companies and to broaden our distribution and logistics business segment.

While the landscape in supply-chain logistics continues to shift dramatically, an important mission of Arconix Group is to capitalize on the opportunities that can result.

We work together with product design engineers to supply prototype quantities on demand. Our responsive customer service leads to gaining "print position" on









product specifications for new designs. Our VMI program (including Automatic Replenishing Control Systems, or ARCS™, Bar Coding, EDI, and Bin Stocking) assists customers in reducing their total procurement costs while improving on-hand inventory levels.

In 2001, Arconix Group made significant inroads to further establish itself around the world.

Arconix® customers represent an increasingly diverse range of industries, including electronics (computers, peripherals, aerospace guidance systems, cell phones, contract circuit board manufacturers, and sheet metal fabricators), medical, and recreational.

We have demonstrated in the past year that Arconix Group can source hard-to-find parts worldwide and can provide the largest breadth and depth of available inventory.

Our facilities in the United States, United Kingdom, Singapore, and Mexico are staffed with teams of experienced territory managers eager to partner with customers in terms of product and/or service needs. These partnerships will serve to broaden our business and our reach, and generate interest in our capabilities from every corner of the globe.

The number of product offerings carried by Arconix Group continues to increase and both products and services promise to contribute to the exciting opportunities for worldwide business partnerships expected in the year ahead. □

Selected Financial Data

(Dollars in thousands except per share amounts)

Years Ended December 31,	2001[1]	2000[1]	1999	1998	1997
Net sales	**$ 188,178**	$ 264,563	$ 198,074	$ 179,687	$ 167,702
Cost of products sold	**129,420**	171,100	135,521	124,468	115,374
Provision for income taxes	**3,063**	13,175	8,610	7,620	8,425
Net income	**9,280**	27,464	17,090	16,580	14,501
Capital expenditures	**13,083**	13,174	11,453	8,315	19,234
Depreciation and amortization	**11,710**	10,518	8,901	8,064	6,570
Total assets	**228,826**	209,996	201,544	164,168	150,992
Long-term debt	**12,000**		15,000		
Stockholders' equity	**180,426**	176,288	152,880	142,052	128,919
Working capital	**$ 80,545**	$ 78,536	$ 74,490	$ 73,657	$ 60,411
Number of employees (at year end)	**1,344**	1,657	1,489	1,423	1,368
Number of stockholders of record (at year end):					
PNN	**510**	487	525	572	618
PNNA	**355**	373	407	446	480
Average number of common shares outstanding used to compute per share information (in thousands)[2]:					
Basic	**17,268**	17,152	17,276	17,266	17,327
Diluted	**17,647**	17,424	17,307	17,318	17,367
Per share information[2]:					
Net income – basic	**$ .54**	$ 1.60	$ .99	$ .96	$ .84
Net income – diluted	**.53**	1.58	.99	.96	.84
Stockholders' equity	**10.45**	10.28	8.85	8.23	7.44
Dividends declared	**.32**	.26	.24	.23	.21

(1) Reflects the full year results of R.C. Dudek & Company, Inc. (now Arconix/USA) which was acquired by the Company on September 30, 1999.

(2) Share and per share information is adjusted to reflect 2-for-1 stock split on May 1, 2001.

December 31, 2001

OVERVIEW

Effective January 1, 2001 the Company reorganized its operations into individual business units for its three business segments, Fasteners, Motors, and Distribution. The Fastener business segment, which accounted for 62.8% of consolidated net sales in 2001, includes the operations of PEM® Fastening Systems, Precision Steel Holdings Limited, and Atlas Engineering, Inc. This segment manufactures and sells PEM® brand and Atlas brand fasteners, and PEMSERTER® fastener insertion machines. The Motor segment, which accounted for 18.1% of consolidated net sales in 2001, consists of the Pittman operation in which the Company manufactures and sells Pittman® dc motors. The Distribution segment, which accounted for 19.1% of consolidated net sales in 2001, consists of the Arconix Group, Inc. operation through which the Company sells a portion of its own manufactured products as well as complementary products from other manufacturers.

Due to the nature of the change in reportable segments, it is impracticable to restate prior years' segment data in a manner consistent with current year data. Therefore, in the following discussions, the Distribution segment's operating statistics will be included with those of the Fastener business segment. In total, the sale of fasteners and fastener related products, including Arconix Group products, accounted for 81.9% of total product sales in 2001 compared to 83.7% in 2000 and 82.3% in 1999. Of the total 2001 fastener sales, telecommunications and datacommunications markets accounted for 34%, the computer market accounted for 24%, the automotive market accounted for 10%, and the remaining balance was distributed among other markets, including medical devices, food equipment, and garden and recreation equipment. Motor sales, which accounted for approximately 18.1% of the Company's consolidated net sales in 2001 compared to 16.3% in 2000 and 17.7% in 1999, are marketed in North America and Europe through independent sales representatives. The Company primarily designs and manufactures its motors on a custom basis. Of the total 2001 motor sales, the data storage market accounted for 19%, the medical instrumentation market accounted for 11%, the computer imaging and semiconductor markets accounted for 10%, and the balance was distributed among other markets including industrial automation, hobbyist, and other commercial and industrial products. The Company's motor products consist of brush-commutated and brushless dc motors.

In 2001, 2000, and 1999, sales to United States customers accounted for 70.0%, 75.2%, and 69.4%, respectively, of the Company's consolidated net sales. During the same periods, foreign sales accounted for 30.0%, 24.8%, and 30.6%, respectively, of the Company's consolidated net sales. The Company's percentage of foreign sales increased in 2001 in part due to the acquisition of Precision Steel Holdings Limited in February 2001 and strong European sales during the first three quarters of the year.

RESULTS OF OPERATIONS

The following tables set forth for the periods indicated certain information derived from the Company's consolidated statements of income expressed in dollars and as a percentage of total net sales.

Years Ended December 31,	2001		2000		1999	
(Dollars in thousands)						
Net Sales:						
Fasteners	$ 154,140	81.9%	$ 221,323	83.7%	$ 162,946	82.3%
Motors	34,038	18.1	43,240	16.3	35,128	17.7
Total	$ 188,178	100.0%	$ 264,563	100.0%	$ 198,074	100.0%
United States	$ 131,676	70.0%	$ 198,966	75.2%	$ 137,510	69.4%
Foreign	56,502	30.0	65,597	24.8	60,564	30.6
Total	$ 188,178	100.0%	$ 264,563	100.0%	$ 198,074	100.0%
Total Company:						
Gross profit	$ 58,758	31.2%	$ 93,463	35.3%	$ 62,553	31.6%
Selling, general, and administrative expenses	45,476	24.2	51,900	19.6	37,793	19.1
Operating income	13,282	7.1	41,563	15.7	24,760	12.5
Net income	9,280	4.9	27,464	10.4	17,090	8.6

YEAR ENDED DECEMBER 31, 2001 VS. YEAR ENDED DECEMBER 31, 2000

Consolidated net sales for 2001 were $188.2 million, versus $264.6 million in 2000, a 28.9% decrease. Fastener sales decreased 30.4% from 2000 to 2001 while motor sales decreased 21.3% during the same period. Within the Fastener and Distribution operations, the number of fasteners sold decreased 30.6% from 2000 to 2001. Price increases, averaging 3.2%, were put into effect in the fourth quarter of 2000; however, the full effect of these increases were mitigated by currency fluctuations in Europe. The number of fastener units sold within North America, approximately 65.4% of total fasteners sold in 2001, decreased 38.2% from 2000 to 2001 mainly due to the economic slowdown which began early in the year in the personal computer, telecommunications, server, and electronics markets. The number of fastener units sold into Europe, approximately 28.4% of total fasteners sold in 2001, decreased 5.5% from 2000 to 2001. Even though the European economy remained steady during the first half of 2001, the 2001 recession ultimately affected this market during the latter half of the year. Fasteners sold into the Asia-Pacific market, approximately 6.2% of total fasteners sold in 2001, decreased 24.9% from 2000 to 2001. Electronics production in this region has declined significantly as a result of the slowdown in the computer market due to continued weak demand and excessive inventory. The number of motors sold decreased 17.8% in 2001 compared to 2000, while the average selling price decreased 4.3% during the same period. The largest sales declines occurred in the semiconductor and data storage markets, which were most affected by the 2001 recession. The decline in the average selling price was mainly due to an increase in the number of lower priced brush motors sold in 2001.

Consolidated gross profit was $58.8 million in 2001, versus $93.5 million in 2000, a 37.1% decrease. The Fastener and Distribution segments' gross profits decreased 37.8% in 2001 compared to 2000, while the Motor segment's gross profit decreased 32.8% during the same period. Due to the decreasing sales volume, the Company implemented cost reduction measures during the latter half of 2001, which included the closing of its Suffolk, Virginia manufacturing facility and a workforce reduction. Due to the suddenness of the slowdown and the excessive amount of inventory on hand at many of the Company's distributors, the Company was forced to curtail production to a level in which fixed costs contributed to a much greater unit cost than in the prior year.

Consolidated selling, general, and administrative ("SG&A") expenses for 2001 were $45.5 million, versus $51.9 million for 2000, a 12.4% decrease. Included in SG&A expense for 2001 are approximately $1.2 million of severance costs incurred in connection with the workforce reduction mentioned above. Excluding these severance costs, SG&A as a percent of net sales was 23.5% in 2001 compared to 19.6% in 2000. The Company adjusted its SG&A spending level to the reduced sales demands through staff reductions and tighter control over spending. These reductions did not occur in time to overcome increased legal, professional, and corporate expenses.

Consolidated net income for 2001 was $9.3 million, versus $27.5 million for 2000. In 2001, the Company incurred $2.4 million of interest and goodwill expenses versus $1.9 million in 2000. Interest income declined $240,000 for 2001 compared with 2000 due to lower returns and less cash for investment. The effective income tax rate decreased in 2001 compared to 2000 mainly due to an increased tax benefit from the Company's foreign sales corporation.

YEAR ENDED DECEMBER 31, 2000 VS. YEAR ENDED DECEMBER 31, 1999

Consolidated net sales for 2000 were $264.6 million, versus $198.1 million in 1999, a 33.6% increase. Approximately $20.3 million, or 30.5% of this increase, was the result of the acquisition of R.C. Dudek & Company, Inc (now Arconix/USA) on September 30, 1999. The remainder of the increase was due to the growth in the telecommunications markets in all regions of the world. Sales to customers outside the United States for 2000 increased 8.3% to $65.6 million, from $60.6 million in 1999. Net sales for the Fastener operation for 2000 were $221.3 million, versus $162.9 million in 1999, a 35.9% increase. Motor sales in 2000 increased 23.1% to $43.2 million from $35.1 million in 1999.

Fastener units sold to the Company's global OEM direct customers and its independent distribution network increased 24.4% from 1999 to 2000. Fasteners sold within North America, approximately 73.4% of total fasteners sold in 2000, increased 33.8% from 1999 to 2000 mainly due to strong demand for all types of wireless communication devices. Fasteners sold into Europe, approximately 20.9% of total fasteners sold in 2000, increased 8.1% from 1999 to 2000. The European economy remained strong despite currency pressures. Fasteners sold into the Asia-Pacific market, approximately 5.7% of total fasteners sold in 2000, decreased 8.1% from 1999 to 2000. Shipments into any region may vary as global fabricators shift their production to take advantage of lower costs and currency fluctuations.

The average selling price of motors increased approximately 7.4% in 2000 over 1999, and the number of motors sold increased approximately 14.6% in 2000 over 1999. Increased demand from the data storage and semiconductor equipment manufacturers contributed to this increase.

Consolidated gross profit was $93.5 million in 2000 versus $62.6 million in 1999, a 49.4% increase. The consolidated gross profit percentage increased 3.7% in 2000 to 35.3% primarily as a result of the acquisition of R.C. Dudek & Company, Inc. Fastener gross profit increased 51.0% to $80.2 million in 2000 from $53.1 million in 1999 and motor gross profit increased 40.0% to $13.3 million in 2000 from $9.5 million in 1999. Both segments benefited from increased sales, cost containment, and productivity improvements.

Consolidated SG&A expenses for 2000 were $51.9 million versus $37.8 million for 1999, a 37.3% increase. The acquisitions of R.C. Dudek & Company, Inc. and Atlas Engineering, Inc. contributed to 24.8% of this increase. Also contributing were increased commission expense due to greater sales volume in North America, as well as increased information services expenses and legal and professional fees.

Consolidated net income for 2000 was $27.5 million, versus $17.1 million for 1999. In 2000, the Company incurred $1.9 million of interest and goodwill expenses versus $480,000 in 1999.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operations totaled $12.4 million for the year ended December 31, 2001. Funds from operations along with proceeds from available lines of credit were sufficient to pay dividends, fund capital expenditures, and purchase the outstanding capital stock of Precision Steel Holdings Limited. Capital expenditures totaled $13.1 million during 2001 and included an addition to and remodeling of the Company's Doncaster, UK distribution facility (approximately $2.7 million) as well as a new distribution and financial software system for our Arconix subsidiaries (approximately $2.0 million).

Working capital increased to $ 80.5 million in 2001 from $ 78.5 million in 2000. Even though the slowdown in sales during 2001 resulted in increased inventory levels, the cash flow effect was offset by a significant decline in accounts receivable. The Company expects this inventory level to decline during 2002 as independent distributors also deplete their excess inventory. The Company has available $110.0 million of unsecured line of credit facilities to supplement its cash from operations. As of December 31, 2001, $24.7 million of debt was outstanding under these facilities. The Company plans to use these line of credit facilities to finance interim needs in the coming year including potential acquisitions and planned capital expenditures of approximately $7.0 million. The Company anticipates that its existing capital resources and cash flow generated from future operations will enable it to maintain its current level of operations and its planned growth for the foreseeable future.

Selected Quarterly Financial Data

(Unaudited, dollars in thousands except per share amounts)

2001 Quarters Ended

	Mar. 31	June 30	Sept. 30	Dec. 31	Total Year
Net sales	$ 68,127	$ 52,079	$ 36,616	$ 31,356	$ 188,178
Gross profit	23,864	16,550	11,105	7,239	58,758
Net income (loss)	7,555	3,678	819	(2,772)	9,280
Net income (loss) per share-basic	.44	.21	.05	(.16)	.54
Net income (loss) per share-diluted	.43	.21	.05	(.16)	.53
Dividends declared per share	.08	.08	.08	.08	.32
Market prices per share:					
Common stock (PNN)					
High	22.00	21.15	18.25	17.75	22.00
Low	17.03	17.50	14.20	14.70	14.20
Class A common stock (PNNA)					
High	19.95	18.55	17.50	17.55	19.95
Low	15.31	16.95	14.51	14.41	14.41

2000 Quarters Ended

	Mar. 31	June 30	Sept. 30	Dec. 31	Total Year
Net sales	$ 65,137	$ 64,651	$ 66,551	$ 68,224	$ 264,563
Gross profit	21,077	22,513	24,119	25,754	93,463
Net income	5,645	6,231	7,478	8,110	27,464
Net income per share-basic	.33	.36	.44	.47	1.60
Net income per share-diluted	.33	.36	.43	.46	1.58
Dividends declared per share	.06	.06	.07	.07	.26
Market prices per share:					
Common stock (PNN)					
High	12.44	18.94	18.07	19.57	19.57
Low	10.88	11.72	15.53	14.63	10.88
Class A common stock (PNNA)					
High	10.81	16.97	15.94	17.16	17.16
Low	10.06	10.75	14.06	14.19	10.06

All per share amounts above have been adjusted for the 2-for-1 stock split on May 1, 2001.

The common stock and Class A common stock of Penn Engineering & Manufacturing Corp. are traded on the New York Stock Exchange. Symbols: PNN & PNNA.

Consolidated Balance Sheets

(Dollars in thousands)

December 31,	2001	2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 8,421	$ 3,550
Short-term investments	717	3,064
Accounts receivable (less allowance for doubtful accounts – 2001, $ 834; 2000, $ 1,050)	26,648	43,039
Inventories	61,646	46,847
Refundable income taxes	5,650	—
Other current assets	1,759	5,139
Total current assets	104,841	101,639
Property – at Cost:		
Land and improvements	8,354	6,241
Buildings and improvements	42,567	38,682
Machinery and equipment	119,180	108,888
Total	170,101	153,811
Less accumulated depreciation	77,168	69,524
Total property – net	92,933	84,287
Goodwill, Net	25,860	20,570
Other Assets	5,192	3,500
Total Assets	$ 228,826	$ 209,996
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 4,146	$ 10,612
Bank debt	12,664	2,783
Dividends payable	1,386	—
Accrued expenses:		
Pension and profit sharing	1,114	3,106
Payroll and commissions	2,242	4,712
Other	2,744	1,890
Total current liabilities	24,296	23,103
Accrued Pension Cost	5,934	5,965
Deferred Income Taxes	6,170	4,640
Long-Term Bank Debt	12,000	—
Stockholders' Equity:		
Common stock – authorized 50,000,000 shares of $ .01 par value each; Issued 14,688,112 shares in 2001 and 14,554,878 shares in 2000	147	146
Class A common stock – authorized 10,000,000 shares of $ .01 par value each; Issued 3,544,050 shares in 2001 and 2000	35	35
Additional paid-in capital	39,424	37,646
Retained earnings	149,090	145,339
Accumulated other comprehensive loss	(2,834)	(1,442)
Total	185,862	181,724
Less cost of treasury stock – 913,662 shares in 2001 and 2000	5,436	5,436
Total stockholders' equity	180,426	176,288
Total Liabilities and Stockholders' Equity	$ 228,826	$ 209,996

See the accompanying notes to consolidated financial statements.

Statements of Consolidated Income

(Dollars in thousands except share and per share amounts)

Years ended December 31,	2001	2000	1999
Net sales	$ 188,178	$ 264,563	$ 198,074
Cost of products sold	129,420	171,100	135,521
Gross profit	58,758	93,463	62,553
Selling expenses	20,799	28,329	20,467
General and administrative expenses	24,677	23,571	17,326
Operating income	13,282	41,563	24,760
Other (expense) income:			
Interest income	295	535	1,335
Interest expense	(985)	(745)	(201)
Other, net	(249)	(714)	(194)
Total other (expense) income	(939)	(924)	940
Income before income taxes	12,343	40,639	25,700
Provision for income taxes	3,063	13,175	8,610
Net income	$ 9,280	$ 27,464	$ 17,090
Net income per share basic	$ .54	$ 1.60	$ .99
Weighted average shares outstanding	17,268,300	17,151,682	17,276,240
Net income per share diluted	$ .53	$ 1.58	$ .99
Weighted average shares outstanding	17,268,300	17,151,682	17,276,240
Net effect of dilutive securities	379,116	272,226	30,486
Total shares outstanding used in computing diluted earnings per share	17,647,416	17,423,908	17,306,726

See the accompanying notes to consolidated financial statements.

Statements of Changes in Consolidated Stockholders' Equity

(Dollars in thousands)

	Common Stock	Class A Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance at December 31, 1998	$ 144	$ 35	$ 36,441	$ (2,986)	$ 109,384	$ (966)	$ 142,052
Net income for 1999					17,090		17,090
Increase in unrealized investment loss reserve						(31)	(31)
Foreign currency translation adjustment						(168)	(168)
Comprehensive income – total							16,891
Dividends declared – $ .24 per share					(4,139)		(4,139)
Stock issued under employee stock purchase plan and stock option plan	1		525				526
Purchase of treasury stock				(2,450)			(2,450)
Balance at December 31, 1999	145	35	36,966	(5,436)	122,335	(1,165)	152,880
Net income for 2000					27,464		27,464
Increase in unrealized investment loss reserve						(14)	(14)
Foreign currency translation adjustment						(263)	(263)
Comprehensive income – total							27,187
Dividends declared – $ .26 per share					(4,460)		(4,460)
Stock issued under employee stock purchase plan and stock option plan	1		680				681
Balance at December 31, 2000	146	35	37,646	(5,436)	145,339	(1,442)	176,288
Net income for 2001					9,280		9,280
Increase in unrealized investment loss reserve						(2)	(2)
Foreign currency translation adjustment						(1,390)	(1,390)
Comprehensive income – total							7,888
Dividends declared – $ .32 per share					(5,529)		(5,529)
Stock issued under employee stock purchase plan and stock option plan	1		1,778				1,779
Balance at December 31, 2001	$ 147	$ 35	$ 39,424	$ (5,436)	$ 149,090	$ (2,834)	$ 180,426

See the accompanying notes to consolidated financial statements.

Statements of Consolidated Cash Flows

(Dollars in thousands)

Years ended December 31,	2001	2000	1999
Cash Flows from Operating Activities:			
Net income	$ 9,280	$ 27,464	$ 17,090
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	10,267	9,407	8,622
Amortization	1,443	1,111	279
Deferred income taxes	995	148	181
Foreign currency transaction losses	933	—	—
Loss (gain) on disposal of property	284	79	(67)
Loss on disposal of investments	—	—	59
Changes in assets and liabilities:			
Decrease (increase) in accounts receivable	16,035	(4,856)	(3,341)
(Increase) in inventories	(14,880)	(3,424)	(1,305)
(Increase) in refundable income taxes	(5,404)	—	—
Decrease (increase) in other current assets	3,439	(3,096)	814
Decrease (increase) in other assets	500	—	(300)
(Decrease) increase in accounts payable	(6,920)	719	1,059
(Decrease) increase in accrued expenses	(3,536)	3,040	(1,307)
(Decrease) increase in accrued pension costs	(31)	(553)	2,430
Net cash provided by operating activities	12,405	30,039	24,214
Cash Flows from Investing Activities:			
Property additions	(13,083)	(13,174)	(11,453)
Acquisitions of businesses (net of cash acquired)	(16,707)	(1,791)	(37,786)
Additions to held-to-maturity investments	—	—	(15,046)
Proceeds from disposal of held-to-maturity investments	2,344	6,474	15,983
Proceeds from disposal of property	243	206	417
Net cash used in investing activities	(27,203)	(8,285)	(47,885)
Cash Flows from Financing Activities:			
Net short-term debt borrowings (repayments)	9,881	(3,067)	5,850
Long-term debt borrowings (repayments)	12,000	(15,653)	15,000
Issuance of common stock	1,779	681	526
Dividends paid	(4,143)	(4,460)	(4,139)
Acquisition of treasury stock	—	—	(2,450)
Net cash provided by (used in) financing activities	19,517	(22,499)	14,787
Effect of exchange rate changes on cash	152	64	12
Net increase (decrease) in cash and cash equivalents	4,871	(681)	(8,872)
Cash and cash equivalents at beginning of year	3,550	4,231	13,103
Cash and cash equivalents at end of year	$ 8,421	$ 3,550	$ 4,231
Supplemental Cash Flow Data:			
Cash paid during the year for:			
Income taxes	$ 6,728	$ 14,086	$ 8,536
Interest	985	745	201

See the accompanying notes to consolidated financial statements.

For the years ended December 31, 2001, 2000, and 1999

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of PennEngineering and its wholly owned subsidiaries, PEM International Ltd., PEM International Singapore Pte. Ltd., PEM Industries, Inc. Arconix Group, Inc., Precision Steel Holdings Limited, and Atlas Engineering, Inc. All significant intercompany transactions and balances are eliminated in consolidation.

Short-Term Investments

Management determines the appropriate classifications of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Bonds and commercial paper investments are classified as held-to-maturity as the Company has the positive intent and ability to hold the securities to maturity. Bonds are stated at amortized cost. Securities not classified as held-to-maturity have been classified as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity. The fair value of all securities is determined based upon the current value quoted on public exchanges. Investments are classified as short-term if the maturities at December 31 are less than one year.

Inventories

The Company's domestic fastener inventories are priced on the last-in, first-out (LIFO) method, at the lower of cost or market. Other inventories, representing approximately 65% and 59% of total inventories at December 31, 2001 and 2000, respectively, are priced on the first-in, first-out (FIFO) method, at the lower of cost or market.

Property

Depreciation is calculated under the straight-line method over the estimated useful lives of the respective assets, generally 3-5 years for tooling and computer equipment, 10 years for furniture, fixtures, and machinery, and 25-40 years for buildings. Maintenance and repairs are charged to income and major renewals and betterments are capitalized. At the time properties are retired or sold, the cost and related accumulated depreciation are eliminated and any gain or loss is included in income. As of December 31, 2001, the Company ceased operations at its Suffolk, Virginia fastener manufacturing plant and has reclassified $ 2,192,000 from property to other assets. This amount represents the net book value of the building which is currently held for sale. The Company expects that the building will be sold in 2002.

Goodwill

The excess of purchase price over fair value of net assets of acquired businesses is recorded as an asset and amortized using the straight-line method over 20 years. Accumulated amortization was $ 2,777,000 and $ 1,374,000 at December 31, 2001 and 2000, respectively.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on deposit, cash in excess of daily requirements which is invested in overnight repurchase agreements, and other interest bearing accounts withdrawable on a daily basis.

Research and Development Costs

The Company expenses all research and development costs as incurred.

Foreign Currency Translation

The effect of translating the financial statements of Precision Steel Holdings Limited, Arconix/Singapore and PEM International Singapore Pte. Ltd. is recorded as a separate component of other comprehensive income (loss) in the consolidated financial statements. All assets and liabilities are translated at the year-end exchange rate while all income and expense accounts are translated at the weighted average rate for the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Values of Financial Instruments

At December 31, 2001, the Company has the following financial instruments: cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses, lines of credit, and long-term debt. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair value because of their short-term nature. Short-term investments include available-for-sale securities whose carrying value approximates fair value based on quoted market prices. The carrying amounts of the lines of credit and long-term debt approximate fair value because the interest rates are reflective of rates that the Company would be able to obtain on debt with similar terms and conditions.

Capital Stock

The Company's capital stock consists of $ .01 par value common stock and $ .01 par value Class A common stock. Holders of Class A common stock have one vote per share, while holders of common stock have no votes. All other rights of the common stock and Class A common stock, including rights with respect to dividends, stock splits, the consideration payable in a merger or consolidation, and distribution upon liquidation, are the same.

Revenue Recognition

The Company's revenues are recorded at the time the products are shipped.

Concentrations of Credit Risk

The Company has operations and affiliates in the United States, the United Kingdom, Ireland, Singapore, and Mexico. The Company performs ongoing credit evaluations of its customers' financial condition, and except where risk warrants, requires no collateral. The Company may require, however, prepayment terms for certain customers. Short-term investments are placed with high credit quality financial institutions. The Company limits the amount of credit exposure in any one institution or single investment.

Accounting for Stock Options

The Company follows Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options. Under APB 25, if the exercise price of stock options granted equals or exceeds the market price of the underlying common stock on the date of grant, no compensation expense is recognized. Note 7 to these consolidated financial statements includes the disclosure and pro forma information required by Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation."

Net Income Per Share

Basic and diluted earnings per share are calculated in accordance with FASB Statement No. 128, "Earnings Per Share." Basic earnings per share is calculated by dividing net income by the weighted average shares outstanding for the year, and diluted earnings per share is calculated by dividing net income by the weighted average shares outstanding for the year plus the dilutive effect of stock options. All share and per share amounts have been adjusted to account for the two-for-one stock split in the form of a 100% stock dividend that was issued on May 1, 2001.

Derivative Instruments and Hedging Activities

The Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities", on January 1, 2001. Adoption of SFAS No. 133 did not have a material impact on the Company's financial position or results of operations. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and if it is, depending on the type of hedge transaction. For fair value hedges in which the Company is hedging firmly committed sales denominated in a foreign currency, changes in the fair value of the derivative instrument are recognized currently in income along with changes in the fair value of the firmly committed sales. For foreign currency cash flow hedge transactions in which the Company is hedging the variability of cash flows related to forecasted foreign currency denominated sales, changes in the fair value of the derivative instruments are reported in other comprehensive income. Gains and losses on derivatives that are reported in other comprehensive income are reclassified as earnings or losses in the periods in which the forecasted sales occur. The ineffective portion, if any, of all hedges is recognized currently in earnings.

Impact of Recently Issued Accounting Standards

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 141 ("SFAS No. 141"), "Business Combinations", Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and other Intangible Assets", and Statement of Financial Accounting Standards No. 144 ("SFAS No. 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS No. 142 establishes new accounting and reporting standards for goodwill and intangible assets. SFAS No. 142 requires that goodwill and intangible assets deemed to have indefinite lives no longer be amortized but be subject to an annual impairment test in accordance with SFAS No. 142. Other intangible assets will continue to be amortized over their useful lives. Application of the nonamortization provisions of SFAS No. 142 is expected to result in an increase in net income of approximately $ 1,400,000 ($ 0.08 per share) per year. The Company will perform the first of the required impairment tests of goodwill as of January 1, 2002 and has not yet determined what the effect of this test will be on the earnings and the financial position of the Company. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. The Company does not expect that the adoption of SFAS No. 144 will have a significant impact on the Company's financial position and results of operations.

Reclassifications

Certain reclassifications have been made to prior year amounts and balances to conform with the 2001 presentation.

NOTE 2: SHORT-TERM INVESTMENTS

Held-to-Maturity – As of December 31, 2001 there were no short-term held-to-maturity securities. The following is a summary of short-term held-to-maturity securities as of December 31, 2000:

(Dollars in thousands)

U.S. Treasury securities and securities of U.S. Government agencies	$ 52
Certificates of deposit	10
Collateralized mortgage obligations	331
Corporate bonds	1,734
Asset-backed securities	217
Total	$ 2,344

Available-for-Sale – Unrealized losses were $ 95,000, net of taxes of $ 61,000, at December 31, 2001, and were $ 93,000, net of taxes of $ 60,000, at December 31, 2000. The following is a summary of the estimated fair value of short-term available-for-sale securities:

December 31,	2001	2000
(Dollars in thousands)		
Common stock mutual funds	**$ 535**	$ 535
State and municipal bond funds	**182**	185
Total	**$ 717**	$ 720

NOTE 3: INVENTORIES

Inventories consist of the following:

December 31,	2001	2000
(Dollars in thousands)		
Raw material	**$ 5,697**	$ 6,157
Tooling	**4,330**	4,145
Work-in-process	**10,417**	12,828
Finished goods	**41,202**	23,717
Total	**$ 61,646**	$ 46,847

If the FIFO method of inventory valuation had been used for all inventories by the Company, inventories at December 31, 2001 and 2000 would have been $ 10,618,000 and $ 10,322,000 higher, respectively.

Long-term tooling inventory totaling $ 3,000,000 at December 31, 2001 and $ 3,500,000 at December 31, 2000 is included in Other Assets.

NOTE 4: ACQUISITIONS

On February 5, 2001, the Company acquired all of the issued and outstanding capital stock of Precision Steel Holdings Limited and its subsidiary, Precision Steel Components Limited (Precision Steel). The acquisition was accounted for using the purchase method. The purchase price of approximately $ 17,436,000 consisted of cash, the assumption of certain liabilities, and acquisition-related expenses. The results of the operations of Precision Steel have been included in the accompanying consolidated statement of income since the acquisition date. The purchase price was allocated to: accounts receivable – $ 812,000, inventory – $ 370,000, property – $ 9,039,000, other current assets – $ 110,000, and goodwill – $ 7,105,000.

On April 10, 2000, the Company acquired all of the issued and outstanding capital stock of Atlas Engineering, Inc. The acquisition was accounted for using the purchase method. The purchase price of approximately $ 4,000,000 consisted of cash, the assumption of certain liabilities, and acquisition-related expenses. The results of the operations of Atlas Engineering, Inc. have been included in the accompanying consolidated statement of income since the acquisition date. The purchase price was allocated to: accounts receivable – $ 671,000, inventory – $ 322,000, other current assets – $ 29,000, property – $ 985,000, and goodwill – $ 1,965,000.

On September 30, 1999, the Company acquired all of the outstanding capital stock of R.C. Dudek & Company, Inc. (now Arconix/USA). The acquisition was accounted for using the purchase method. The purchase price of approximately $ 37,600,000 consisted of cash, the assumption of certain liabilities, and acquisition-related expenses. The purchase price reflects the refunding of approximately $ 1,200,000 in 2000 by the sellers upon determination of the final purchase price. The purchase was partly financed with the lines of credit discussed in Note 5. The purchase price was allocated to: accounts receivable – $ 5,094,000, inventory – $ 9,607,000, other current assets – $ 362,000, property – $ 2,450,000, deferred tax asset – $ 532,000, and goodwill – $ 19,527,000.

In addition to the above acquisitions, the Company acquired MicroAssembly Systems, Inc. on May 28, 1999 and Carson Technologies, Inc. on July 23, 1999. The purchase price of these companies consisted of cash, the assumption of certain liabilities, and acquisition-related expenses. Of the total purchase price, $ 916,000 was allocated to current assets, $ 957,000 was allocated to property, and $ 452,000 was allocated to goodwill.

NOTE 5. BANK DEBT

As of December 31, 2001, the Company has five unsecured line of credit facilities available with three banks. All lines of credit bear interest at interest rate options provided in the facilities and are reviewed annually by the banks for renewal. The first two facilities are working capital facilities. The first one permits maximum borrowings of $ 15,000,000, due on demand. At December 31, 2001, $ 3,967,000, bearing interest at 2.373%, was outstanding on this facility. The second working capital facility permits borrowings of up to $ 10,000,000. At December 31, 2001, $ 2,717,000 was outstanding on this facility at a rate of 3.04%. The third facility is a general facility that allows for borrowings of up to $ 40,000,000. As of December 31, 2001, $ 12,040,000 was outstanding on this facility at a rate of 2.375%. In January 2002, $ 12,000,000 of this debt was converted to a term loan with only interest payable during 2002 and principal due and payable in 12 equal monthly installments commencing January 31, 2003 with the final payment due and payable on December 31, 2003. This amount has been classified as long-term debt.

In addition to the above short-term lines of credit, the Company has two acquisition lines available. The first one permits borrowings of up to $ 15,000,000 to finance acquisitions. At December 31, 2001, $ 5,940,000 was outstanding on this facility at a rate of 2.6025%. The second acquisition line has a zero balance as of year end, but permits borrowings of up to $ 30,000,000. At year end, the acquisition lines of credit described above have been classified as short-term debt.

These line of credit facilities require the Company to comply with certain financial covenants. At December 31, 2001, the Company was in compliance with all financial covenants.

NOTE 6: PENSION AND PROFIT SHARING PLANS

The Company has a defined benefit pension plan covering all eligible employees in the United States. The benefits are based on years of service and the employee's highest earned compensation during any 60 consecutive months occurring within the last ten years of employment. The Company's policy is to fund at least the minimum amount required for federal income tax qualification purposes. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974. The following table sets forth the financial status of the plan:

December 31,	2001	2000
(Dollars in thousands)		
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 34,179**	$ 29,428
Service cost	**2,748**	2,249
Interest cost	**2,680**	2,257
Actuarial loss	**3,902**	1,638
Benefits paid	**(1,631)**	(1,468)
Plan amendments	**—**	75
Divestitures, curtailments, or settlements	**(1,690)**	—
Benefit obligation at end of year	**$ 40,188**	$ 34,179
Change in plan assets:		
Fair value of plan assets at beginning of year	**$ 29,505**	$ 29,076
Actual return on assets	**(1,322)**	(410)
Employer contributions	**3,000**	2,307
Benefits paid	**(1,631)**	(1,468)
Fair value of plan assets at end of year	**$ 29,552**	$ 29,505
Funded status	**$ (10,636)**	$ (4,674)
Unrecognized actuarial loss (gain)	**4,758**	(1,139)
Unamortized prior service cost	**(56)**	(89)
Unrecognized transition asset	**—**	(63)
Accrued pension cost	**$ (5,934)**	$ (5,965)

Net pension costs included the following components:

Years ended December 31,	2001	2000	1999
(Dollars in thousands)			
Service cost	**$ 2,748**	$ 2,249	$ 2,599
Interest cost	**2,680**	2,257	2,173
Expected return on plan assets	**(2,379)**	(2,442)	(2,256)
Net amortization and deferral	**(80)**	(311)	(86)
Net periodic pension cost	**$ 2,969**	**$ 1,753**	**$ 2,430**

The weighted-average assumptions used as of December 31 were as follows:

	2001	2000
Discount rate	**7.25%**	7.50%
Expected return on plan assets	**8.00**	8.00
Rate of compensation increase	**5.25**	5.25

The Company has a profit sharing plan covering all eligible employees in the United States. Contributions and costs are determined as the lesser of 25% of income before income taxes and profit sharing cost or 10% of each covered employee's salary, and totaled $ 4,114,000 in 2001, $ 5,088,000 in 2000, and $ 4,486,000 in 1999. The Company also provides retirement benefits to all eligible participants at its foreign operations.

NOTE 7: STOCK OPTIONS AND STOCK PURCHASE PLAN

The Company currently has three fixed option plans: the 1996 Equity Incentive Plan, the 1998 Stock Option Plan for Non-Employee Directors, and the 1999 Employee Stock Option Plan. The 1996 Equity Incentive Plan and the 1999 Employee Stock Option Plan provide for the granting of options to eligible employees of the Company. The 1998 Stock Option Plan for Non-Employee Directors provides for the granting of options to eligible directors. All Plans provide for the granting of options that do not qualify as incentive stock options under the Code (Non-Qualified Stock Options). The Company is authorized under the Plans to grant options for shares of the Company's non-voting common stock not to exceed in the aggregate: 1,000,000 shares for the 1996 Equity Incentive Plan, 200,000 shares for the 1998 Stock Option Plan for Non-Employee Directors, and 2,000,000 shares for the 1999 Employee Stock Option Plan. The Plans provide for the granting of options with exercise prices equal to the closing market price of the Company's non-voting common stock on the date of the grant with a maximum term of ten years. All options granted under these Plans vest in four equal installments commencing on the first, second, third, and fourth anniversaries of the grant date of the option.

A summary of the Company's option activity, and related information for the years ended December 31, 1999, December 31, 2000, and December 31, 2001 is as follows:

	Options	Weighted-Average Exercise price
Outstanding – December 31,1998	844,712	$ 11.13
Granted	403,960	12.69
Exercised	5,430	9.89
Canceled	31,922	11.39
Outstanding – December 31, 1999	1,211,320	11.65
Granted	469,380	18.06
Exercised	24,852	10.44
Canceled	40,208	12.04
Outstanding – December 31,2000	1,615,640	13.62
Granted	475,200	16.58
Exercised	99,886	11.56
Canceled	43,668	15.33
Outstanding – December 31, 2001	1,947,286	14.33
Exercisable at December 31,2001	1,114,690	12.11
Weighted-average fair value of options granted during 2001	$ 4.59	
Weighted-average remaining life of options outstanding at December 31, 2001	8.01 years	

The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options. SFAS No. 123 requires pro forma information regarding net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model. The 2001, 2000, and 1999 grants had the following common assumptions, expected life of 6 years, a volatility of 30%, and a dividend yield of 2%. The 2001, 2000, and 1999 grants assumed a risk free interest rate of 4.40 %, 5.35%, and 6.28%, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

Had compensation costs for the Company's plans been determined based on the fair value at the grant date for awards under these plans consistent with the method of SFAS No. 123, the impact on the Company's financial results would have been as follows: as of December 31, 2001, a $ 2,113,000 reduction of net income, or $ 0.12 per diluted share, as of December 31, 2000, a $ 1,465,000 reduction of net income, or $ 0.08 per diluted share, and as of December 31, 1999, a $ 1,179,000 reduction of net income, or $ 0.07 per diluted share.

The Company also has one stock purchase plan, the 1996 Employee Stock Purchase Plan (the "Purchase Plan") which provides for the purchase of the Company's non-voting common stock by eligible employees of the Company. The Purchase Plan commenced on October 1, 1996 and has a term of ten years with twenty semi-annual subscription periods. During its term, the Purchase Plan permits employees to purchase the Company's non-voting common stock on a regular basis through payroll deductions, not exceeding 10% of base wages, at a 10% discount from the lower of the market price on the last trading day before the first day of the subsequent subscription period or on the last trading day of such subscription period. The maximum number of shares to be issued under the Purchase Plan is 300,000 shares of the Company's non-voting common stock. Shares under the Purchase Plan are subscribed during each subscription period and purchased on the last business day of such subscription period. The Company had a balance of $ 123,852 in employee withholdings at the beginning of the year and had employee withholdings of $ 106,484 for the current subscription period at December 31, 2001. The Plan has issued 204,144 shares to employees as of December 31, 2001.

NOTE 8: FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

At times the Company hedges forecasted British Pound and Euro denominated sales of its subsidiary based in the United Kingdom with foreign currency forward and option contracts (cash flow hedges). The Company may also hedge firmly committed Euro denominated sales with foreign currency forward and option contracts (fair value hedges). The hedge contracts generally mature during the year following the date the contracts are entered into.

At December 31, 2001, the Company had no foreign exchange forward contracts outstanding. At December 31, 2000, the Company had foreign exchange forward contracts outstanding with a face value of $ 3,113,000. Had the Company liquidated these contracts at December 31, 2000, it would have been required to pay $ 37,000.

Foreign exchange option contracts can be exercised by the Company to exchange foreign currency for U.S. dollars at maturity. The Company had foreign exchange option contracts with a face value of $ 1,623,000 and $ 9,983,000 outstanding at December 31, 2001 and 2000, respectively. The fair market value of the foreign exchange forward and option contracts is the amount the Company would receive or pay to terminate the contracts using quoted market rates, and such amounts were not material at December 31, 2001 or 2000.

Net foreign currency transaction losses recorded in Other Expense totaled $ 145,000, $ 610,000, and $ 664,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

NOTE 9: INCOME TAXES

The income tax provision consists of the following:

Years ended December 31,	2001	2000	1999
(Dollars in thousands)			
Current:			
Federal	$ 1,947	$ 12,228	$ 7,703
State	57	799	726
International	64	—	—
Total current tax provision	$ 2,068	$ 13,027	$ 8,429
Deferred:			
Federal	$ 842	$ 133	$ 162
State	153	15	19
Total deferred tax	995	148	181
Total income tax provision	$ 3,063	$ 13,175	$ 8,610

The significant components of the Company's net deferred tax assets and liabilities are as follows:

December 31,	2001	2000
Deferred tax assets:		
Accrued pension	$ 1,955	$ 2,328
Allowance for doubtful accounts	313	405
Other	629	788
Total deferred tax asset	$ 2,897	$ 3,521
Deferred tax liabilities:		
Property	$ 8,169	$ 7,938
Other	898	223
Total deferred tax liability	9,067	8,161
Net deferred tax liability	$ 6,170	$ 4,640

A reconciliation between the provision for income taxes, computed by applying the statutory federal income tax rate to income before taxes, and the actual provision for income taxes on such income is as follows:

December 31,	2001	2000	1999
Federal income tax provision at statutory rate	$ 4,146	$ 14,224	$ 8,995
State income taxes, after deducting federal income tax benefit	137	529	484
Foreign sales corporation tax benefits	(1,413)	(1,679)	(650)
Other	193	101	(219)
Provision for income taxes	$ 3,063	$ 13,175	$ 8,610

NOTE 10: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) are as follows:

	Currency Translation Adjustments	Unrealized Losses on Available-for-Sale Securities	Total
(Dollars in thousands)			
Balance at December 31, 1999	$ (1,086)	$ (79)	$ (1,165)
Currency translation adjustments	(263)	—	(263)
Unrealized losses on available-for-sale securities	—	(23)	(23)
Deferred taxes relating to unrealized losses on available-for-sale securities	—	9	9
Balance at December 31, 2000	(1,349)	(93)	(1,442)
Currency translation adjustments	(1,390)	—	(1,390)
Unrealized losses on available-for-sale securities	—	(3)	(3)
Deferred taxes relating to unrealized losses on available - for-sale securities	—	1	1
Balance at December 31, 2001	$ (2,739)	$ (95)	$ (2,834)

NOTE 11: COMMITMENTS & CONTINGENCIES

The Company has operating leases covering certain automobiles, office space, and office equipment. The future minimum annual payments on these non-cancelable operating leases which were in effect at December 31, 2001, having initial or remaining terms of more than one year are $ 1,276,000 for 2002, $ 682,000 for 2003, $ 318,000 for 2004, $ 128,000 for 2005, and $ 58,000 for 2006.

Rental and operating lease expenses charged against earnings were $ 1,938,000, $ 1,694,000, and $ 866,000 in 2001, 2000, and 1999, respectively.

The Company is exposed to asserted and unasserted potential claims encountered in the normal course of business. Based on the advice of legal counsel, management believes that the final resolution of these matters will not materially affect the Company's consolidated financial position or results of operations.

NOTE 12: FINANCIAL REPORTING FOR BUSINESS SEGMENTS OF THE COMPANY

Effective January 1, 2001, the Company reorganized its operations and implemented a new internal reporting system. As a result of this reorganization, the Company now has three reportable segments: fasteners, motors, and distribution. Prior to January 1, 2001, the results of the distribution segment were included in the fastener segment. Operating income is net sales less costs and expenses. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. Sales of fasteners to one customer (an authorized distributor of the Company) totaled approximately, $ 22,105,000, $ 32,557,000, and $ 25,354,000 for the years ended

December 31, 2001, 2000, and 1999, respectively (approximately 12%, 12%, and 13% of consolidated net sales in 2001, 2000, and 1999, respectively).

Due to the nature of the change in reportable segments, it is impracticable to restate prior years' segment data in a manner consistent with current year data. Segment data reported in a manner consistent with prior years is as follows:

Year Ended December 31, 2001

(Dollars in thousands)

	Fasteners	Motors	Consolidated
Net sales	$ 154,140	$ 34,038	$ 188,178
Operating income	12,156	1,126	13,282
Other income and expense			(939)
Income before income taxes			12,343
Identifiable assets	210,468	16,311	226,779
Corporate assets			2,047
Total assets at December 31, 2001			$ 228,826
Depreciation and amortization	11,017	693	$ 11,710
Capital expenditures	12,066	1,017	13,083

Year Ended December 31, 2000

(Dollars in thousands)

	Fasteners	Motors	Consolidated
Net sales	$ 221,323	$ 43,240	$ 264,563
Operating income	36,159	5,404	41,563
Other income and expense			(924)
Income before income taxes			40,639
Identifiable assets	187,457	18,330	205,787
Corporate assets			4,209
Total assets at December 31, 2000			$ 209,996
Depreciation and amortization	9,869	649	$ 10,518
Capital expenditures	12,579	595	13,174

Year Ended December 31, 1999

(Dollars in thousands)

	Fasteners	Motors	Consolidated
Net sales	$ 162,946	$ 35,128	$ 198,074
Operating income	21,771	2,989	24,760
Other income			940
Income before income tax			25,700
Identifiable assets	174,828	16,033	190,861
Corporate assets			10,683
Total assets at December 31, 1999			$ 201,544
Depreciation and amortization	8,257	644	$ 8,901
Capital expenditures	11,060	393	11,453

Under the new method of segment reporting, the Company records intersegment sales and transfers at cost plus an agreed upon intercompany profit. Segment data reported under the new method of internal reporting is as follows:

Year Ended December 31, 2001

	Fasteners	Distribution	Motors	Consolidated
Sales:				
Sales from external customers	$ 118,094	$ 36,046	$ 34,038	$ 188,178
Intersegment sales	25,109			25,109
Intersegment elimination	(25,109)			(25,109)
Net sales	$ 118,094	$ 36,046	$ 34,038	$ 188,178
Income before taxes:				
Segment income	$ 13,526	$ 1,398	$ 1,126	$ 16,050
Unallocated corporate expenses				(3,940)
Interest expense				(985)
Other income				1,218
Income before taxes				$ 12,343
Depreciation, amortization, and capital expenditures:				
Depreciation and amortization	9,552	1,465	693	$ 11,710
Capital expenditures	6,485	5,581	1,017	13,083
Segment assets:				
Identifiable assets	149,151	61,317	16,311	226,779
Corporate assets				2,047
Total assets				$ 228,826

For the years ended December 31, 2001, 2000, and 1999

The Company has operations in the United States, the United Kingdom, Ireland, Singapore, and Mexico. Information about the operations of the Company in different geographic segments are as follows:

		United States Operations							
		North America	Europe	Asia-Pacific & Other	Total	Ireland	United Kingdom	Singapore	Consolidated Sales
Sales	**2001**	**$ 138,772**	**$ 3,204**	**$ 2,418**	**$ 144,394**	**$ 2,223**	**$ 33,884**	**$ 7,677**	**$ 188,178**
	2000	207,492	3,090	2,390	212,972		39,446	12,145	264,563
	1999	143,882	2,627	1,939	148,448		36,451	13,175	198,074
Identifiable assets	**2001**	**167,337**			**167,337**	**19,908**	**31,695**	**9,886**	**228,826**
	2000	176,273			176,273		22,567	11,156	209,996
	1999	175,211			175,211		17,544	8,789	201,544

Report of Independent Auditors

To the Stockholders and Board of Directors
Penn Engineering & Manufacturing Corp.

We have audited the accompanying consolidated balance sheets of Penn Engineering & Manufacturing Corp. as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Penn Engineering & Manufacturing Corp. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Philadelphia, Pennsylvania
January 25, 2002

Forward Looking Statements:

Statements contained in this report, other than statements of historical data, are considered forward looking statements under the Private Securities Litigation Reform Act of 1995. These forward looking statements include matters such as business strategies, expectations for new business potential and new market penetration, and expectations for profitability of our various businesses. These statements are subject to various risks and uncertainties that could cause actual results to differ from those contemplated in these statements including, but not limited to fluctuations in the foreign currency markets and the ability of the Company to meet demand. For additional information, please refer to the Company's Securities and Exchange Commission filings including its most recent 10-K.

Corporate Information

Board of Directors

Kenneth A. Swanstrom
Chairman of the Board and
Chief Executive Officer

Martin Bidart
President and
Chief Operating Officer

Willard S. Boothby, Jr. (2) (3)
Former Managing Director,
UBS-PaineWebber
Incorporated

Lewis W. Hull (1)
Chairman, Hull Corporation

Thomas M. Hyndman, Jr. (1)
Of Counsel, Duane Morris LLP

Maurice D. Oaks (1) (2)
Former Vice President,
Worldwide Operations
Planning,
Bristol-Myers Squibb

John J. Sickler (1)
Vice Chairman,
Teleflex Incorporated

Mark W. Simon
Senior Vice President,
Chief Financial Officer,
and Corporate Secretary

Professor Charles R. Smith (2) (3)
Chairman,
Mechanical Engineering
Lehigh University

Daryl L. Swanstrom (3)
President, Spyraflo, Inc.

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominating Committee

Executive Officers

Kenneth A. Swanstrom
Chairman of the Board and
Chief Executive Officer

Martin Bidart
President and
Chief Operating Officer

Mark W. Simon
Senior Vice President,
Chief Financial Officer,
and Corporate Secretary

Raymond L. Bievenour
Vice President – Corporate
Business Development

Richard F. Davies
Treasurer and Assistant
Secretary

William E. Sarnese
Corporate Controller and
Assistant Secretary

Royce C. Sturdevant
Vice President – Corporate
Quality

Other Officers and Division Presidents

Kent R. Fretz
President, Pittman

Alan Kay
President, Arconix Group

Francis P. Wilson
President, PEM Fastening
Systems

Corporate Information

Annual Meeting

The 2002 Annual Meeting
will be held at 2:00 P.M.,
Thursday, April 25, 2002 at:

PennEngineering
5190 Old Easton Road
Building 3
Danboro, PA 18916

Registrar, Transfer, and Dividend Disbursing Agent

First Union National Bank
Shareholder Services Group
1525 West W.T. Harris
Boulevard
Charlotte, NC 28288

Auditors

Ernst & Young LLP
Philadelphia, PA

General Counsel

Duane Morris LLP
Philadelphia, PA

Stock Exchange Listing

New York Stock Exchange
Trading Symbols:
PNN: Common Stock
(non-voting)
PNNA: Class A Common
Stock (voting)

Investor Relations

Investor Relations
Phone: 215.766.3660
Email:
investor-info@penn-eng.com

A copy of the Annual Report as filed with the Securities and Exchange Commission on Form 10-K can be accessed on the Company's website, or will be mailed upon written request to:
Richard F. Davies, Treasurer
PennEngineering
5190 Old Easton Road
Danboro, PA 18916

For additional information, please visit our website at:
www.penn-eng.com

Design: Creative Strategy Group, Inc. | csg-design.com

PennEngineering®

PENN ENGINEERING & MANUFACTURING CORP.
P.O. Box 1000 Danboro, PA 18916
Phone: 215.766.8853 Fax: 215.766.7366
www.penn-eng.com

Fastener Manufacturing

Pipersville, PA • Danboro, PA • Galway, Ireland
Kent, OH • Winston-Salem, NC

Motor Manufacturing

Harleysville, PA

Distribution

Doncaster, UK • Guadalajara, Mexico • Kirkland, WA
Oxnard, CA • San Jose, CA • Singapore